June 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	Galaxy Next Generation, inc.
Registration Statement on Form S-1 (as amended)
Initially Filed June 26, 2023 File No: 333-272937

Dear Ms. Beech:

Galaxy Next Generation, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-272937), to become effective on Wednesday, July 5, 2023, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes Leslie Marlow and/or Hank Gracin of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Mr. Gracin at (561) 926-7995 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

GALAXY NEXT GENERATION, INC.

By:	/s/ Gary LeCroy
Name: Gary LeCroy
Title: Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP

Hank Gracin, Blank Rome LLP